Filed by Alpha Beta Netherlands Holding N.V.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Companies:

NYSE Euronext

(Commission File No. 001-33392)
Deutsche Börse

November 1, 2011

Excerpt of email from NYSE Euronext CEO Duncan Niederauer to Employees (November 1, 2011)

To my NYSE Euronext colleagues:

As I write this and reflect on the last month, as is often the case, I find myself in disbelief that everything you are about to read has happened within our company in the last four weeks! The pace of change in our industry is unprecedented, and yet, as a team we find ways not only to keep up with the pace, but to excel above and beyond it. If I didn't have the confidence that I have in all of you, I can honestly say that I would not have recommended to our Board that we pursue the proposed merger with Deutsche Börse. This merger is multi-dimensional, complex and game changing.  The conviction that our team can achieve anything on which it sets its sights is at the root of why I believe we can successfully engineer this combination.  October's activities confirmed that my confidence was well placed.

On October 5th, we received the "Statement of Objections" from the competition authorities in Brussels. This was a comprehensive document, outlining the EU Commission's remaining concerns with our proposed merger.  We submitted in a rebuttal to address the stated concerns on October 24th. In addition, we requested an open hearing, which took place just last week in Brussels. The open hearing offered us the opportunity to respond to the statement of objections' key tenets in front of a larger group of policymakers and to articulate our own views on the merits of the merger. From what we observed, the hearing was a useful forum for us to articulate the strength of our arguments. You should know that our team performed very well. We played offense on Thursday while rebutting the Commission’s findings. Friday required more nimbleness, as the “dissentors,” primarily in the form of competitors with obvious motivations, were given the opportunity to express themselves. The format of the hearing offered the us the last word.  We successfully constructed a well-designed closing, which I believe served its primary purpose of providing context around some of the arguments made by various competitors who have been among the loudest objectors in this process.

So, what happens next? The good news is that we agree with the Commission on much more than we disagree. There are no issues with regard to our equities, listings, market data, technology or settlement/depository businesses, and there is even some agreement with regard to our derivatives business. We will head back to Brussels the week of November 7th to assess where we stand following the hearing and discuss any remaining issues with the Commission.  As we have done throughout the process, we will keep you as informed as events continue to unfold. In the meantime, know that this past month has been one in which we made substantive progress towards our goal of executing this transformational merger.

*          *          *

 Safe Harbour Statement

In connection with the proposed business combination transaction between NYSE Euronext and Deutsche Boerse AG, Alpha Beta Netherlands Holding N.V. (“Holding”), a newly formed holding company, filed, and the SEC declared effective on May 3, 2011, a Registration Statement on Form F-4 with the U.S. Securities and Exchange Commission (“SEC”) that includes (1) a proxy statement of NYSE Euronext that also constitutes a prospectus for Holding  used in connection with NYSE Euronext special meeting of stockholders held on July 7, 2011 and (2) an offering prospectus used in connection with Holding’s offer to acquire Deutsche Boerse AG shares held by U.S. holders. Holding has also filed an offer document with the German Federal Financial Supervisory Authority (Bundesanstalt fuer Finanzdienstleistungsaufsicht) (“BaFin”), which was approved by the BaFin for publication pursuant to the German Takeover Act (Wertpapiererwerbs-und Übernahmegesetz), and was published on May 4, 2011.

Investors and security holders are urged to read the definitive proxy statement/prospectus, the offering prospectus, the offer document, as amended, and published additional accompanying information in connection with the exchange offer regarding the proposed business combination transaction because they contain important information. You may obtain a free copy of the definitive proxy statement/prospectus, the offering prospectus and other related documents filed by NYSE Euronext and Holding with the SEC on the SEC’s website at www.sec.gov. The definitive proxy statement/prospectus and other documents relating thereto may also be obtained for free by accessing NYSE Euronext’s website at www.nyse.com. The offer document, as amended, and published additional accompanying information in connection with the exchange offer are available at Holding’s website at www.global-exchange-operator.com.

This document is neither an offer to purchase nor a solicitation of an offer to sell shares of Holding, Deutsche Boerse AG or NYSE Euronext. The final terms and further provisions regarding the public offer are disclosed in the offer document that has been approved by the BaFin and in documents that have been filed with the SEC.

No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended, and applicable European regulations. The exchange offer and the exchange offer document as amended, shall not constitute an issuance, publication or public advertising of an offer pursuant to laws and regulations of jurisdictions other than those of Germany, United Kingdom of Great Britain and Northern Ireland and the United States of America. The relevant final terms of the proposed business combination transaction will be disclosed in the information documents reviewed by the competent European market authorities.

Subject to certain exceptions, in particular with respect to qualified institutional investors (tekikaku kikan toshika) as defined in Article 2 para. 3 (i) of the Financial Instruments and Exchange Act of Japan (Law No. 25 of 1948, as amended), the exchange offer will not be made directly or indirectly in or into Japan, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce or any facility of a national securities exchange of Japan. Accordingly, copies of this announcement or any accompanying documents may not be, directly or indirectly, mailed or otherwise distributed, forwarded or transmitted in, into or from Japan.

The shares of Holding have not been, and will not be, registered under the applicable securities laws of Japan. Accordingly, subject to certain exceptions, in particular with respect to qualified institutional investors (tekikaku kikan toshika) as defined in Article 2 para. 3 (i) of the Financial Instruments and Exchange Act of Japan (Law No. 25 of 1948, as amended), the shares of Holding may not be offered or sold within Japan, or to or for the account or benefit of any person in Japan.

Forward-Looking Statements

This document includes forward-looking statements about NYSE Euronext, Deutsche Boerse AG, Holding, the enlarged group and other persons, which may include statements about the proposed business combination, the likelihood that such transaction could be consummated, the effects of any transaction on the businesses of NYSE Euronext or Deutsche Boerse AG, and other statements that are not historical facts. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Forward-looking statements are not guarantees of future performance and actual results of operations, financial condition and liquidity, and the development of the industries in which NYSE Euronext and Deutsche Boerse AG operate may differ materially from those made in or suggested by the forward-looking statements contained in this document. Any forward-looking statements speak only as at the date of this document. Except as required by applicable law, none of NYSE Euronext, Deutsche Boerse AG or Holding undertakes any obligation to update or revise publicly any forward-looking statement, whether as a result of new information, future events or otherwise.